Exhibit (a)(xix)

Amendment No. 2

to

Offer to Purchase for Cash

By

GLOBAL NET LEASE, INC.
Up to 11,904,761 Shares of its Common Stock
at a Purchase Price of $10.50 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 12:00 MIDNIGHT, EASTERN TIME, ON JUNE 29, 2015, UNLESS THE OFFER IS
EXTENDED OR WITHDRAWN.

Reference is made to that certain Offer to Purchase, dated June 2, 2015 (the “Offer to Purchase”), pursuant to which Global Net Lease, Inc., a Maryland corporation that qualifies as a real estate investment trust for U.S. federal income tax purposes (the “Company”), invited its stockholders to tender up to 11,904,761 shares of our common stock, par value $0.01 per share (the “Shares”), for purchase by the Company at a price of $10.50 per Share, net to the tendering stockholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase and in the related letter of transmittal. The Company amends the Offer to Purchase as follows:

1.  The second sentence of the third full paragraph on page ii of the Offer to Purchase is deleted in its entirety.

2.   The last sentence of the last paragraph under the heading “How will we pay for the Shares?” on page 5 of the Offer to Purchase is deleted in its entirety.

3.   The first bullet under the heading “What are the most significant conditions to the Offer?” on page 6 of the Offer to Purchase is deleted in its entirety.

4.   The second bullet under the heading “Forward-Looking Statements” on page 8 of the Offer to Purchase is deleted in its entirety.

5.   The fifth paragraph on page 10 of the Offer to Purchase is deleted and replaced with the following: “THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED, BUT IS, HOWEVER, SUBJECT TO A NUMBER OF OTHER TERMS AND CONDITIONS. SEE SECTION 7.”

6.   The fifth paragraph on page 12 of the Offer to Purchase is deleted and replaced with the following: “The Offer is not conditioned on any minimum number of Shares being tendered, but is, however, subject to certain other conditions set forth in Section 7.”

7.   The first paragraph in Section 5, “Purchase of Shares and Payment of Purchase Price,” on page 19 of the Offer to Purchase is deleted in its entirety.

8.   The first bullet in Section 7, “Conditions of the Offer,” on page 22 of the Offer to Purchase is deleted.

9.  The first paragraph under Section 9, “Source and Amounts of Funds,” on page 25 of the Offer to Purchase is deleted and replaced with the following:

   “Assuming that the Offer is fully subscribed, the number of Shares purchased in the Offer will be 11,904,761. We expect that the maximum aggregate cost of these purchases, including all fees and expenses applicable to the Offer, will be approximately $125,000,000. We intend to pay for this cost by using a portion of our available cash and liquid assets and borrowings under the Company’s revolving credit facility.”

10.   The sixth paragraph on page 26 of the Offer to Purchase is deleted in its entirety.